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FOR IMMEDIATE RELEASE:  March 2, 1994
CONTACT:  Mark Lettes
          (303) 643-5522


                AMAX GOLD ELECTS ROCKWELL A. SCHNABEL TO BOARD


ENGLEWOOD, COLORADO: AMAX GOLD INC. (NYSE:AU;TSE:AXG) today announced the election of Rockwell A. Schnabel to the Amax Gold Board of Directors. Ambassador Schnabel is the former Deputy Secretary of the United States Department of Commerce.

Ambassador Schnabel served as Deputy Commerce Secretary in 1991 and 1992; Acting Secretary of Commerce from December 1991 to March 1992; and Under Secretary of Commerce in 1989 and 1990. Prior to that he served as the United States Ambassador to the Republic of Finland from 1986 to 1989. Ambassador Schnabel was with Bateman Eichler, Hill Richards, Inc. (investment bankers--member
NYSE) 1965 to 1983, serving as its President from 1980 to 1983.

Ambassador Schnabel was elected to the Cyprus Amax Minerals Company Board in 1993. He attended Trinity College in The Netherlands. He is currently Co-Chairman of Trident Capital, Inc., in Los Angeles, California.

Amax Gold Inc. produces and explores for gold in the United States and Chile and currently is 40% owned by Cyprus Amax Minerals Company. Amax Gold is listed on the New York and Toronto stock exchanges, and Amax Gold warrants trade on the American Stock Exchange under the symbol AUWT and on the Toronto Stock Exchange under the symbol AXGWT.

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